File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 1035

INR36,250,000,000 6.85 percent Notes due February 18, 2036

Filed pursuant to Rule 3 of Regulation IA

Dated: February 18, 2026

File No. 83-1

Regulation IA

Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of INR36,250,000,000 6.85 percent Notes due February 18, 2036, Series No. 1035 (the “Notes”) under the Bank’s Global Debt Program. The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the “Prospectus”) and the Standard Provisions dated June 1, 2021 (both previously filed); and the Pricing Supplement dated as of February 13, 2026 (the “Pricing Supplement”) and the Terms Agreement dated February 13, 2026 (the “Terms Agreement”) (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per
Note: 100.00%	Nil.	100.00%
Total: INR36,250,000,000		INR36,250,000,000
(U.S.$401,382,660.16)		(U.S.$401,382,660.16)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A)	Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 7, 2025

(B)	Pricing Supplement

(C)	Terms Agreement

[1]	The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

March 7, 2025

To the Dealers appointed

from time to time pursuant to a

Terms Agreement or Appointment Agreement

under the Global Debt Program of the

Inter-American Development Bank

Ladies and Gentlemen:

Reference is made to the proceedings of the Inter-American Development Bank (the “Bank”) to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the “Program”), and to authorize the issue and sale of Notes thereunder (the “Notes”) with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the “Prospectus”). In connection with such proceedings, I have examined, among other documents, the following:

1)	The Agreement Establishing the Inter-American Development Bank (the “Bank Agreement”) and the By-Laws of the Bank;

2)	The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3)	The Prospectus;

4)	The Standard Provisions, dated as of June 1, 2021 (the “Standard Provisions”);

5)	The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the “Global Agency Agreement”); and

6)	The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the “FRBNY Fiscal Agency Agreement”).

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a)	The Bank is an international organization duly established and existing under the Bank Agreement;

b)	The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c)

The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d)	Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e)

Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f)

Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

/s/ Alessandro Macri

Alessandro Macri
Chief Counsel
Corporate Legal Affairs Division

Exhibit B

EXECUTION VERSION

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036 (the “Notes”)

payable in United States Dollars

Issue Price: 100.00 percent

Application has been made for the Notes to be admitted to the

Official List of the United Kingdom Listing Authority and

to trading on the London Stock Exchange plc’s

UK Regulated Market

Standard Chartered Bank

The date of this Pricing Supplement is as of February 13, 2026

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the “Conditions”) set forth in the Prospectus dated July 28, 2020 (the “Prospectus”) (which for the avoidance of doubt does not constitute a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”), the Public Offers and Admissions to Trading Regulations 2024, or the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the “Bank”) under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	1035

2.	Aggregate Principal Amount:	INR 36,250,000,000

3.	Issue Price:

(a) in the case of INR 28,000,000,000, which is 100.00 percent of the Aggregate Principal Amount, launched on February 5, 2026, the Issue Price will be payable in USD in the amount of USD 310,438,494.37 at the agreed rate of 90.195 INR per one USD.

(b) in the case of INR 8,250,000,000, which is 100.00 percent of the Aggregate Principal Amount, launched on February 11, 2026, the Issue Price will be payable in USD in the amount of USD 90,944,165.79 at the agreed rate of 90.715 INR per one USD.

4.	Issue Date:	February 18, 2026

5.	Form of Notes (Condition 1(a)):	Registered only

6.	Authorized Denomination(s) (Condition 1(b)):	INR 1,000,000 and integral multiples thereof

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

7.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of India (“Indian Rupee” or “INR”), provided that all payments in respect of the Notes will be made in United States Dollars (“U.S.$” or “USD”).

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD

9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD

10.	Maturity Date (Condition 6(a); Fixed Interest Rate and Zero Coupon):

February 18, 2036; provided that if the Rate Fixing Date (as defined below) for the scheduled Maturity Date is postponed due to an Unscheduled Holiday (as defined below), then the Maturity Date shall be the next following relevant Fixing Business Day, subject to the provisions in respect of any Unscheduled Holiday set out below under “Deferral Period for Unscheduled Holiday”.

The Maturity Date is subject to adjustment in accordance with the Business Day Convention with no adjustment to the amount of interest otherwise calculated.

11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))

12.	Interest Commencement Date (Condition 5(III)):	Issue Date (February 18, 2026)

13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes.

	(a) Interest Rate:	6.85 percent per annum

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

(b) Fixed Rate Interest Payment Date(s):

Annually on each February 18 commencing on February 18, 2027 and ending on, and including, the Maturity Date (subject, in each case, to the provisions set forth in the Fallback Provisions).

Each Fixed Rate Interest Payment Date is subject to the Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.

(c) Interest Period:

Each period from and including each Fixed Rate Interest Payment Date to but excluding the next following Fixed Rate Interest Payment Date, provided that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date.

For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified below.

As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the Reference Rate (as defined below) and calculate the Interest Amount with respect to each minimum Authorized Denomination for the relevant Interest Period.

The Interest Amount with respect to each Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) as follows:

INR 68,500 per minimum Authorized Denomination

multiplied by

the Fixed Rate Day Count Fraction

divided by

the Reference Rate

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

(and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).

The “Reference Rate” means in respect of a Rate Fixing Date, the USD/INR spot exchange rate for such date expressed as the amount of INR per one USD, for settlement in two Fixing Business Days, reported by Financial Benchmarks India, Private Ltd (the “FBIL”) (https:www.fbil.org.in) on such Rate Fixing Date at approximately 1:30 p.m. Mumbai time, or as soon as practicable thereafter. If the Reference Rate does not appear on the FBIL’s website (https:www.fbil.org.in) or on any successor page on the Rate Fixing Date, then the Reference Rate shall be determined by the Calculation Agent in accordance with the Fallback Provision.

“Rate Fixing Date” means the Scheduled Rate Fixing Date.

“Scheduled Rate Fixing Date” means the date which is five Fixing Business Days prior to each Interest Payment Date or the Maturity Date, or such other date on which an amount in respect of the Notes is due and payable, as the case may be. If any Scheduled Rate Fixing Date is an Unscheduled Holiday (as defined below), the relevant Rate Fixing Date shall be the next following relevant Fixing Business Day, subject to the provisions in respect of any Unscheduled Holiday set out below under “Deferral Period for Unscheduled Holiday”.

“Fixing Business Day” means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Mumbai.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

“Unscheduled Holiday” means a day that is not a Fixing Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in Mumbai, two Fixing Business Days prior to the relevant Rate Fixing Date.

Adjustments to Interest Payment Date and Maturity Date:

If a Scheduled Rate Fixing Date is adjusted in accordance with the Business Day Convention, then the Interest Payment Date or Maturity Date relating to such Scheduled Rate Fixing Date shall be as soon as practicable, but in no event later than two (2) Relevant Business Days after the date on which the Reference Rate for such Interest Payment Date or Maturity Date is determined.

If any Interest Payment Date or Maturity Date is adjusted in accordance with the preceding sentence, then such adjustment (and the corresponding payment obligations to be made on such dates) shall apply only to such Interest Payment Date or Maturity Date and no further adjustment shall apply to the amount of interest or principal payable.

In no event shall an adjustment of any Interest Payment Date or Maturity Date in accordance with the preceding paragraphs result in such Interest Payment Date or Maturity Date falling prior to the date on which such Interest Payment Date or Maturity Date was originally due to fall or any further interest or other additional payment in respect of any such adjustment.

Fallback Provision:

If the Reference Rate does not appear on the FBIL’s website (https:www.fbil.org.in) or on any successor page on the Rate Fixing Date, then the Reference Rate for such Rate Fixing Date shall be determined by the Calculation Agent by requesting quotations for the mid USD/INR spot foreign exchange rate from five Reference Banks as selected by the Calculation

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

Agent at or about 1:30 p.m. Mumbai time on either (i) the first day (other than a Saturday or a Sunday) following the Rate Fixing Date, if such day is a Relevant Business Day, or (ii) if the first day (other than a Saturday or a Sunday) following the Rate Fixing Date is not a Relevant Business Day, the Rate Fixing Date.

If five or four quotations are provided as requested, the Reference Rate will be the arithmetic mean (rounded to the nearest whole Indian Rupee, 0.5 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks, after disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if one or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If only three or two such quotations are provided as requested, the Reference Rate shall be determined as described above except that the highest and lowest quotations will not be disregarded.

If only one or no such quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable Reference Banks active in the USD/INR currency or foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the Reference Rate acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Issuer and the Global Agent as soon as reasonably practicable that the Reference Rate is to be so determined.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Issuer and the Global Agent as soon as reasonably practicable that the Reference Rate is to be so determined.

Where:

“Calculation Agent” means Standard Chartered Bank or its duly appointed successor.

“Deferral Period for Unscheduled Holiday” means that in the event any Scheduled Rate Fixing Date is postponed due to the occurrence of an Unscheduled Holiday, and if the Rate Fixing Date in respect thereof has not occurred on or before the 14th calendar day after the Scheduled Rate Fixing Date (any such period being a “Deferral Period”), then the next day after the Deferral Period that would have been a Fixing Business Day but for the Unscheduled Holiday, shall be deemed to be the Rate Fixing Date.

“Reference Banks” means leading dealers, banks or banking corporations which regularly deal in the INR/USD exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner

	(c) Business Day Convention:	Following Business Day Convention

	(d) Fixed Rate Day Count Fraction(s):	Actual/Actual (ICMA)

14.	Relevant Financial Center:	London, Mumbai and New York

15.	Relevant Business Day:	London, Mumbai and New York

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

16.	Redemption Amount (Condition 6(a)):

The Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Rate Fixing Date with respect to the Maturity Date as follows:

minimum Authorized Denomination

divided by

the Reference Rate

(and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards).

If payment of the Redemption Amount occurs later than on the scheduled Maturity Date in the event of any postponement described herein, no accrued interest shall be payable in respect of such period of postponement following the scheduled Maturity Date.

17.	Issuer’s Optional Redemption (Condition 6(e)):	No

18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

19.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9 (Default), the Early Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with “16. Redemption Amount (Condition 6(a))” plus accrued and unpaid interest, if any, as determined in accordance with “13. Fixed Interest Rate (Condition 5(I))”; provided that for purposes of such determination, the “Rate Fixing Date” shall be the date that is five (5) Fixing Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (Default).

20.	Governing Law:	New York

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s UK Regulated Market with effect from the Issue Date.

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear Bank SA/NV and/or Clearstream Banking, S.A.

3.	Syndicated:	No

4.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation.

5.	Estimated Total Expense:	The Dealer has agreed to pay for all material expenses related to the issuance of the Notes, except the Issuer will pay for the London Stock Exchange listing fees, if applicable.

6.	Codes:

	(a) Common Code:	329588696

	(b) ISIN:	XS3295886967

7.	Identity of Dealer:	Standard Chartered Bank

8.	Provision for Registered Notes:

	(a) Individual Definitive Registered Notes Available on Issue Date:	No

	(b) DTC Global Note(s):	No

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

	(c) Other Registered Global Notes:	Yes, issued in accordance with the Amended and Restated Global Agency Agreement, dated as of July 28, 2020, as may be amended from time to time, between the Bank, Citibank, N.A., London Branch as Global Agent, and the other parties thereto.

9.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

10.	Selling Restrictions

	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

	(b) United Kingdom:	The Dealer represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

	(c) India:	The distribution of this Pricing Supplement and the offering and sale of the Notes in India is restricted by law. Persons into whose possession this Pricing Supplement comes are required to inform themselves about and to observe any such restrictions. This Pricing Supplement does not constitute, and may not be used for or in connection with, an offer or solicitation by anyone in India. No person in

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

India (resident or otherwise) or any person regulated in India by any Indian government or any governmental agency or department, semi-governmental or judicial entity or authority including without limitation, any stock exchange or any self regulatory organisation established under statute or applicable law in India (such as foreign institutional investors registered with the Securities and Exchange Board of India), are, directly or indirectly, eligible to buy, sell or deal in the Notes and shall not be eligible to participate in this offering or directly or indirectly derive any ownership, economic or other benefits from or in such Notes.

(d) Singapore:

Each of the Managers represents, warrants and agrees, that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute the Prospectus, this Pricing Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than: (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore.

Investors should note that there may be restrictions on the secondary sale of the Notes under Section 276 of the SFA.

Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term that is defined in the SFA or any provision in the SFA is a reference to that term or provision as amended or modified from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

(e) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

General Information

Additional Information regarding the Notes

1.	Additional Investment Considerations

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor’s particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them.

Payment of each Interest Amount and the Redemption Amount will be based on the Reference Rate, which is a measure of the rate of exchange between the Indian Rupee and the USD. Currency exchange rates are volatile and will affect the holder’s return. In addition, the government of India can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable at maturity or upon acceleration. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in India or elsewhere could lead to significant and sudden changes in the exchange rate between the Indian Rupee and the USD.

The Indian Rupee is an emerging market currency. Emerging market currencies may be subject to particularly substantial volatility, as well as to government actions including currency controls, devaluations and other matters which could materially and adversely affect the value of the Notes.

The methodologies for determining the Reference Rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an Interest Amount on the Notes, being significantly less than anticipated or less than what an alternative methodology for determining the INR-USD exchange rate would yield.

2.	United States Federal Income Tax Matters

The following supplements the discussion under the “Tax Matters” section of the Prospectus regarding the United States federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this Pricing Supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable United States federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Because the Notes are denominated in the Indian Rupee, a United States holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in the last four paragraphs of “—Payments of Interest” under the “United States Holders” section. Pursuant to such rules, a United States holder should determine amounts received with respect to a Note (including

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

principal and interest) by reference to the U.S. dollar value of the Indian Rupee amount of the payment, calculated at the currency exchange rate in effect on the date of payment. The U.S. dollar amount that is actually received by the United States holder may differ from the amount determined under the preceding sentence, since the U.S. dollar amount of the payment will be determined by reference to the Reference Rate as of the relevant Rate Fixing Date. Accordingly, a United States holder of the Notes may recognize United States source foreign currency gain or loss in an amount equal to such difference (in addition to any foreign currency gain or loss otherwise recognized upon the receipt of an interest payment or a sale or retirement of the Notes). The U.S. Internal Revenue Service could take the position, however, that the amounts received by a United States holder in respect of a Note should be equal to the U.S. dollar amount that is actually received by the United States holder. Prospective United States holders of the Notes should consult their tax advisors regarding these rules.

In addition, it is possible that the U.S. Internal Revenue Service could assert that the Notes should be treated as issued with original issue discount (“OID”) for United States federal income tax purposes because it is possible that an interest payment on the Notes could be deferred beyond one year due to the Business Day Convention. If so treated, then a United States holder that is otherwise subject to the cash basis method of accounting for tax purposes will be required to accrue the interest payments on the Notes in ordinary income. We intend to take the position that the Notes should not be treated as issued with OID for United States federal income tax purposes.

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
Name:	Gustavo Alberto De Rosa
Title:	Chief Financial Officer and
General Manager, Finance Department

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 1035

INR 36,250,000,000 6.85 percent Notes due February 18, 2036

Exhibit C

EXECUTION VERSION

TERMS AGREEMENT NO. 1035 UNDER

THE PROGRAM

February 13, 2026

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

The undersigned agrees to purchase from you (the “Bank”) the Bank’s INR 36,250,000,000 6.85 percent Notes due February 18, 2036 (the “Notes”) described in the Pricing Supplement related thereto, dated as of the date hereof (the “Pricing Supplement”), at approximately 9:00 a.m. New York time on February 18, 2026 (the “Settlement Date”), at an aggregate purchase price of INR 36,250,000,000 (USD 401,382,660.16 at the agreed rate of 90.312820153 INR per one USD), calculated as set forth below and payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to February 5, 2026, 10:15 a.m. Eastern time with respect to INR 28,000,000,000, and February 11, 2026, 11:00 a.m. Eastern time for INR 8,250,000,000. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above: the issue price of 100.000 percent of the principal amount (INR 36,250,000,000 or USD 401,382,660.16 at the agreed rate of 90.313 INR per one USD), payable in United States Dollars.

2.

Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank SA/NV, as operator of the Euroclear System and Clearstream Banking, S.A., for transfer in immediately available funds to an account designated by the Bank.

3.

The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

•	a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

•	a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.

In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6.	For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

Attention:  Finance Department

Cash Management and Settlements Group

Email:    FIN-CMO@IADB.ORG

Telephone:  202-623-3131

FOR THE DEALER:

Standard Chartered Bank

One Basinghall Avenue

London EC2V 5DD

United Kingdom

Attention:  Capital Markets Hong Kong

Email:   EMTNHK@sc.com

7.	To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i)

Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii)

Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii)

Acknowledges that: It will not offer or sell any Notes in India at any time. The Notes have not been approved by the Securities and Exchange Board of India, Reserve Bank of India or any other regulatory authority of India, nor have the foregoing authorities approved the Pricing Supplement or confirmed the accuracy or determined the adequacy of the information contained in the Pricing Supplement. The Pricing Supplement has not been and will not be registered as a prospectus or a statement in lieu of prospectus with the Registrar of Companies in India.

(iv)

Represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute the Prospectus, the Pricing Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than: (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore. Any reference to the SFA in this Terms Agreement is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term that is defined in the SFA or any provision in the SFA is a reference to that term or provision as amended or modified from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

(v)

Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

STANDARD CHARTERED BANK

By:	/s/ David Yim Sau King
	Name:	Yim Sau King, David
	Title:	Managing Director
Head, Capital Markets
Greater China & North Asia
Global Banking

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
	Name:	Gustavo Alberto De Rosa
	Title:	Chief Financial Officer and
General Manager, Finance Department